FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 27, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 27, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on April 27, 2015
Regulation: Published pursuant to Article 4 Paragraph 20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 2
Date of announcement: 2015/04/27
Time of announcement: 18:51:38
Subject: The BOD of USI Enterprise Limited has resolved to dispose Universal Scientific Industrial (Shanghai) Co., Ltd. shareholding
Date of events: 2015/04/27
To which item it meets: paragraph 20
Statement:
1. Name of the securities: Universal Scientific Industrial (Shanghai) Co., Ltd. Shanghai stock market A shares
2. Trading date: 2015/04/27
3. Trading volume, unit price, and total monetary amount of the transaction:
 volume: 54,000,000
 unit price: CNY 36.89
 (By After-hours block trading of Shanghai Stock Exchange)
 total monetary amount: CNY 1,992,060,000
4. Gain (or loss) (not applicable in case of acquisition of securities):
 Realized income, TWD7,234,186,124, will be recorded as additional paid-in capital under Equity.
5. Relationship with the underlying company of the trade:
 Universal Scientific Industrial (Shanghai) Co., Ltd is the subsidiary of USI Enterprise Limited
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade)
  and status of any restriction of rights (e.g.pledges):
 Cumulative volume: 841,874,563
 Cumulative amount: CNY 5,026,343,684;
 Shareholding ratio: 77.38%;
 Status of any restriction of rights: None
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
 To the total assets: 68.02%;
 To the shareholder's equity: 72.02%;
 Operating capital: NTD-1,953,849,341
8. Concrete purpose/objective of the acquisition or disposal:
For group's general corporate purpose
9. Do the directors have any objections to the present transaction?:
None
10. Any other matters that need to be specified: None

SEQ_NO: 3
Date of announcement: 2015/04/27
Time of announcement: 19:10:27
Subject: The BOD of USI Enterprise Limited has resolved to disposal Universal Scientific Industrial (Shanghai) Co., Ltd. shareholding
Date of events: 2015/04/27
To which item it meets: paragraph 20
Statement:
1. Date of occurrence of the event: 2015/04/27
2. Method of the present increase (decrease) in investment:
 USI Enterprise Limited decrease CNY 1,992,060,000 in investment of Universal Scientific Industrial (Shanghai) Co., Ltd.
3. Transaction volume, price per unit, and total monetary
  amount of the transaction:
 volume: 54,000,000
 unit price: CNY 36.89
 (By After-hours block trading of Shanghai Stock Exchange)
 total monetary amount: CNY 1,992,060,000
4. Company name of the invested mainland Chinese company:
 Universal Scientific Industrial (Shanghai) Co., Ltd.
5. Paid-in capital of said invested mainland Chinese company:
 CNY1,087,961,790
6. Amount of new capital increment currently planned
  by said invested mainland Chinese company: NA
7. Main business items of said invested mainland Chinese
  company: Manufacturing site,design,manufacture and marketing of motherboards, electronic components, accessories and related products in China.

8. Type of CPA opinion issued for the financial statement
  of said invested mainland Chinese company for the most
  recent fiscal year: Unqualified-standard wording
9. Net worth of said invested mainland Chinese company on
  the financial statement for the most recent fiscal year:
 CNY6,326,083,922
10. Amount of profit/loss of said invested mainland Chinese
   company on the financial statement for the most recent
   fiscal year: CNY 677,330,945
11. Amount of actual investment to date in said invested
   mainland Chinese company: USD867,809 thousand
12. Counterparty to the transaction and its relationship
   to the Company: NA
13. Where the counterparty to the transaction is an actual
   related party, public announcement shall also be made of
   the reason for choosing the related party as the
   counterparty and the identity of the previous owner
   (including its relationship with the company and the
   trading counterpart), the date of transfer, and the price:
  NA
14. Where a person who owned the subject matter of the
   transaction within the past five years has been an
   actual related party of the company, public
   announcement shall also be made of the dates and
   prices of acquisition and disposal by the related
   party and such party's relationship to the company
   at those times: NA
15. Gain (or loss) on disposal: Realized income, TWD7,234,186,124, will be recorded as additional paid-in capital under Equity.
16. Terms of delivery or payment (including payment period
   and monetary amount), restrictive covenants in the
   contract, and other important stipulations:
  By the rule of Shanghai Stock Exchange
17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making
   department: By the price of After-hours block trading of Shanghai Stock Exchange
18. Broker: None
19. Concrete purpose of the acquisition or disposal:
  For group's general corporate purpose

20. Do the directors have any objection to the present transaction?:
  None
21. Total amount of mainland China area investment
   (including the present investment) approved by the
   Investment Commission to date: USD 882,125 thousand
22. Ratio of the total amount of investment (including
   the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:
  272%
23. Ratio of the total amount of investment (including
   the present investment) in the mainland China area
   approved by the Investment Commission to date to the
   total assets on the financial statement for the most
   recent period: 74%
24. Ratio of the total amount of investment (including
   the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’
   equity on the financial statement for the most recent period:
   78%
25. Total amount of actual investment in the mainland China
   area to date: USD882,125 thousand
26. Ratio of the total amount of actual investment in the
   mainland China area to date to the paid-in capital on
   the financial statement for the most recent period:
  272%
27. Ratio of the total amount of actual investment in the
   mainland China area to date to the total assets on the
   financial statement for the most recent period: 74%
28. Ratio of the total amount of actual investment in the
   mainland China area to date to the shareholders’ equity
   on the financial statement for the most recent period:
  78%
29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
  2012：USD 0
  2013：USD 0
  2014：USD 0
30. Amount of profit remitted back to Taiwan for the most
   recent three fiscal years:
  2012：USD 0
  2013：USD 0
  2014：USD 0
31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: NA
32. Any other matters that need to be specified: None